UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 29, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NxStage Medical, Inc.

File No. 000-51567 - CF#29886

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NxStage Medical, Inc. submitted an application under Rule 24b-2 requesting extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 06, 2010 and a Form 10-K filed on March 16, 2007.

Based on representations by NxStage Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.29	10-K	March 16, 2007	through December 31, 2015
10.1	10-Q	August 06, 2010	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary